SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to

Commission file number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Protection One 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROTECTION ONE, INC.

1035 N. 3rd Street, Suite 101

Lawrence, KS  66044

PROTECTION ONE 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of

Protection One 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Protection One 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
June 19, 2007

PROTECTION ONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value (Note 3):
Mutual Funds	$34,002,730	$26,204,038
Protection One Common Stock Fund	39,536	69,203
Loan Fund	1,153,480	946,244

Total investments	35,195,746	27,219,485
Contributions receivable:
Employer	4,771	18,065
Participant		45,966
Total receivables	4,771	64,031

Total assets	35,200,517	27,283,516

LIABILITIES -
Excess contributions payable	82,294	93,731

NET ASSETS AVAILABLE FOR BENEFITS	$35,118,223	$27,189,785

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment income:
Interest and dividend income	$1,986,849
Net appreciation in fair value of investments	2,099,175
Other Income	18,748
Total investment income	4,104,772

Contributions:
Employer	1,299,977
Participant	3,359,267
Rollovers	280,128
Total contributions	4,939,372

Total additions	9,044,144

DEDUCTIONS:
Benefits paid to participants	4,218,440
Administrative expenses	73,887

Total deductions	4,292,327

NET INCREASE IN NET ASSETS	4,751,817

TRANSFER FROM THE NETWORK MULTI-FAMILY SECURITY CORPORATION 401(k) SAVINGS PLAN	3,176,621

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,189,785

End of year	$35,118,223

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF PLAN

General - The Protection One 401(k) Plan (the “Plan”), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the “Employer”) and other participating employers a method to provide for retirement and other related benefits. The Plan is administered by the retirement committee (the “Committee”) appointed by the Employer.  Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All Protection One Alarm Monitoring, Inc., employees become eligible to participate at the beginning of any calendar month after completion of 90 days of service.

Plan Transfer - On February 28, 2006, the Committee consented to the merger of the Network Multi-Family Security Corporation 401(k) Savings Plan (the “Network Plan”) into the Plan effective as of March 1, 2006.  The Network Plan assets were liquidated and transferred to the Plan on March 2, 2006.  Conditions for this merger were as follows: (i) any account balance for a Network Plan participant attributable to elective deferrals is to be credited in the Plan to a Pre-Tax Account for such participant, (ii) any account balance for a Network Plan participant attributable to employer matching contributions is to be credited in the Plan to an Employer Matching Account for such participant, (iii) any account balance for a Network Plan participant attributable to rollover contributions is to be credited in the Plan to a Rollover Account for such participant, and (iv) any account balance for a Network Plan participant attributable to employer non-elective contributions is to be credited in the Plan to an Employer Discretionary Account for such participant.  Effective January 1, 2006, participants in the Network Plan became participants in and were eligible to make contributions to the Plan.

Contributions - Participants may contribute up to 50 percent of Basic compensation, as defined in the Plan.  As of November 1, 2005 all future employees who have become eligible to participate in the Plan will automatically be enrolled in Employee Deductions equal to 4 percent of Basic compensation unless they contact the plan administrator prior to eligibility.  In addition, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Document. Catch-up contributions shall not be taken into account for purposes of Employer matching contributions. Participants may also contribute amounts representing distributions from other qualified employee benefit Plans.

Participants direct the investment of their contributions and Employer contributions into various investment options offered by the Plan. In 2006, the Plan offered fifteen mutual funds as investment options for participants.  Effective September 15, 2003, contributions and allocations into the Protection One Common Stock Fund were suspended until further notice.  Contributions currently being allocated to the Protection One Common Stock Fund will automatically be invested in the Vanguard Prime Money Market Fund, until such time as a change in the contribution election is made.  Funds contributed or allocated into the Protection One Common Stock Fund prior to September 15, 2003, are not affected by this action, and will remain invested in the Protection One Common Stock Fund until such time as the participant elects to reallocate that balance.

The Employer will make a matching contribution to the Plan equal to a percentage (to be determined by the Board of Directors of the Employer in its discretion) of the pre-tax contributions made to the Plan for the Plan year (disregarding any portion of such pre-tax contributions in excess of 6 percent of such participant’s basic compensation, as defined by the Plan for the Plan year). Matching contributions may be made in the form of either cash or common stock of the Employer. Additional amounts may be contributed at the option of the Employer. Contributions are subject to certain limitations.

Vesting - Each participant has a fully vested and nonforfeitable interest in all voluntary contributions, rollover contributions, and income earned thereon.  Participants who transferred accounts from the Westar Energy, Inc Employees’ 401(k) Savings Plan shall be 100 percent vested in their Employer Matching Account.  In addition, if any amounts were directly transferred for a participant to this Plan by merger from the Safeguard Alarms, Inc. 401(k) Profit Sharing Plan and Centennial Security Holdings 401(k) Profit Sharing Plan, the participants Employer Matching Account shall be 100 percent vested.  Participants who terminate service for reasons other than normal retirement, death, or permanent disability prior to the completion of five years of service will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of	Vesting
Service	Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited Accounts - At December 31, 2006 and 2005 forfeited non-vested accounts totaled $73,888 and $4,915 respectively. The balances in these accounts will be used to restore any forfeited employer matching accounts, reduce future employer contributions or to pay administrative expenses of the Plan. During 2006, $69,503 was used to pay Plan expenses.

Participant Loans - Participants may borrow from their fund accounts an amount equal to the lesser of 50 percent of the participant’s vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of the participant’s vested account balance and bear interest at a rate consistent with interest rates charged by commercial entities for loans, which would be made under similar circumstances. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 5 percent to 10.5 percent as of December 31, 2006.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and an allocation of plan earnings, any additional Employer contributions and charged with an allocation of administrative expenses, if paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses – The Plan or the Plan Sponsor, as provided in the Plan Document, pay administrative expenses of the Plan.

Payments of Benefits - Benefits are recorded when paid.  On termination of service due to death, permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance, including employer contributions and earnings thereon. Effective December 15, 2003, any benefit payment made to a participant upon termination of employment or to the beneficiary of a deceased participant, will only be made in the form of a lump sum distribution.  Thus participants or participant’s beneficiaries can no longer receive payments in the form of annuities or installments.  Effective March 28, 2005, if a distribution exceeding $1,000 is required to be made to a participant and the participant does not elect to receive the distribution, the distribution will be transferred in a direct rollover to an IRA established for the benefit of the participant.  In addition, if the participant’s account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Protection One common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Protection One Common Stock Fund is valued at its respective year-end unit closing price (comprised of year-end market price plus uninvested cash). Participant loans are carried at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRS limits.

3.                      INVESTMENTS

The following investments represent 5 percent or more of the net assets available for benefits at December 31:

	As of December 31,
	2006	2005
Vanguard 500 Index Fund	$7,119,521	$5,417,372
Vanguard International Growth Fund	2,889,302	1,648,485
Vanguard PRIMECAP Fund	5,758,060	5,546,104
Vanguard Prime Money Market Fund	3,265,513	2,876,422
Vanguard Total Bond Market Index Fund	2,008,998	1,751,030
Vanguard Wellington Fund	4,541,784	3,484,396
Vanguard Windsor Fund	4,754,604	3,702,800

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,099,175 as follows:

Mutual funds	$2,117,322
Protection One Common Stock Fund	(18,147)
$2,099,175

4.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated March 7, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Employer and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Employer contributions.

6.                      RELATED-PARTY TRANSACTION

The Plan invests in shares of mutual funds sponsored and managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Protection One Common Stock Fund holds shares of the Employer. These transactions also qualify as party-in-interest transactions.

7.                      SUBSEQUENT EVENTS

IASG Merger - On December 20, 2006 the Employer and Integrated Alarm Services Group, Inc. (IASG) announced they have executed a definitive merger agreement.  Under this agreement, participants enrolled in IASG’s 401(k) Plan will become participants in and will be eligible to make contributions to the Plan as soon as administratively possible after the signing of the merger.  In addition, all previous participants in the IASG 401(k) Plan will become 100 percent vested in terms of employer contributions made by IASG; while future vesting within the Plan will be determined by previous service dates that will be grandfathered in.

Protection One Inc. Common Stock Fund- The Protection One Common Stock Fund in the Plan will be closed on June 22, 2007.  If participants in the fund would like to move their balance into another investment option, they must do so by June 21, 2007.  The Protection One Common Stock Fund will be frozen after the market closes on June 22, 2007 and all balances remaining in the fund will automatically be exchanged for current fund allocation once the full fund liquidation is completed.

The Employer directed Vanguard Fiduciary Trust Company to begin the liquidating of remaining shares in the Protection One Common Stock Fund on June 21, 2007.  Dependant upon market trading volumes, it may take several business days to complete the liquidation of the remaining shares.  The value of the automatically transferred fund units will be based on the weighted average price of the executed trades during the liquidation period and will likely be different than the closing price of the Protection One Common Stock Fund on June 22, 2007.  All requests to exchange out of the fund before June 21, 2007 may receive a different trade price than the closing price of the Protection One Common Stock fund on the day of the actual exchange.  Transactions may be priced to reflect the weighted average price of the executed trades resulting from the exchange.  If this event were to happen, Vanguard Fiduciary Trust Company would contact participants with additional information.

******

EIN:  93-1064579

PN:  001

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

	Description of Investment Including
Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,
or Similar Party	Collateral, Par, or Maturity Value	Shares/Units	Current Value

Franklin Balance Sheet Investment Fund	Registered Investment Company	14,322	$955,419
* Vanguard 500 Index Fund	Registered Investment Company	54,518	7,119,521
* Vanguard Explorer Fund	Registered Investment Company	8,107	605,693
* Vanguard International Growth Fund	Registered Investment Company	121,094	2,889,302
* Vanguard PRIMECAP Fund	Registered Investment Company	83,511	5,758,060
* Vanguard Prime Money Market Fund	Registered Investment Company	3,265,513	3,265,513
* Vanguard Target Retirement 2005 Fund	Registered Investment Company	23,281	267,031
* Vanguard Target Retirement 2015 Fund	Registered Investment Company	40,105	499,712
* Vanguard Target Retirement 2025 Fund	Registered Investment Company	38,586	503,160
* Vanguard Target Retirement 2035 Fund	Registered Investment Company	39,487	547,688
* Vanguard Target Retirement 2045 Fund	Registered Investment Company	16,857	241,392
* Vanguard Target Retirement Inc Fund	Registered Investment Company	4,192	44,853
* Vanguard Total Bond Market Index Fund	Registered Investment Company	201,101	2,008,998
* Vanguard Wellington Fund	Registered Investment Company	140,049	4,541,784
* Vanguard Windsor Fund	Registered Investment Company	255,075	4,754,604
Mutual Funds			34,002,730
* Protection One Common Stock Fund	Company Stock Fund	84,120	39,536
* Loan Fund	Loans to participants with interest rates ranging from 5%-10.5%, with varying maturity dates through July 2036		1,153,480

Total			$35,195,746

*          Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:	/s/	Eric A. Devin	VP, Treasurer, Controller & Asst Secretary	Date:	06/22/2007
Eric A. Devin